September 19, 2022

VIA EDGAR

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New York Mortgage Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Filed February 25, 2022
Form 10-Q for the quarterly period ended June 30, 2022
Filed August 4, 2022
File No. 001-322116

Dear Mr. McPhun and Ms. Monick:

New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 1, 2022.

For convenience of reference, each comment contained in your September 1, 2022 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio Net Interest Margin, page 64

1.We note your response to comment 1. Given you are in the business of investing in interest earning assets and financing such assets with debt, please tell us how you considered Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures in your determination that it is appropriate to eliminate interest expense from subordinated debentures, convertible notes and senior unsecured notes to arrive at portfolio interest expense, portfolio net interest income, and portfolio net interest spread. In this regard, tell us how you considered if this interest expense is a normal, recurring, cash operating expense necessary to operate your business.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

RESPONSE:

The Company respectfully advises the Staff that upon further consideration, the Company has determined to include interest expense from subordinated debentures, convertible notes and senior unsecured notes (together with any unsecured corporate debt the Company may issue in the future, “unsecured corporate debt”) in its presentation of adjusted net interest income and net interest spread and will not include presentations of portfolio net interest income, portfolio net interest spread, portfolio interest expense or average cost of portfolio financing in its future filings, each of which excludes interest expense from the Company’s unsecured corporate debt. Accordingly, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2022, the Company proposes to modify its disclosures relating to these non-GAAP financial measures under the caption of “Non-GAAP Financial Measures” as shown below.
Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this Quarterly Report on Form 10-Q includes certain non-GAAP financial measures, including adjusted interest income, adjusted interest expense, adjusted net interest income, yield on average interest earning assets, average financing cost, net interest spread, undepreciated earnings and undepreciated book value per common share. Our management team believes that these non-GAAP financial measures, when considered with our GAAP financial statements, provide supplemental information useful for investors as it enables them to evaluate our current performance and trends using the metrics that management uses to operate our business. Our presentation of non-GAAP financial measures may not be comparable to similarly-titled measures of other companies, who may use different calculations. Because these measures are not calculated in accordance with GAAP, they should not be considered a substitute for, or superior to, the financial measures calculated in accordance with GAAP. Our GAAP financial results and the reconciliations of the non-GAAP financial measures included in this Quarterly Report on Form 10-Q to the most directly comparable financial measures prepared in accordance with GAAP should be carefully evaluated.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

Adjusted Net Interest Income and Net Interest Spread

Financial results for the Company during a given period include the net interest income earned on our investment portfolio of residential loans, RMBS, CMBS, ABS and preferred equity investments and mezzanine loans, where the risks and payment characteristics are equivalent to and accounted for as loans (collectively, our “interest earning assets”). Adjusted net interest income and net interest spread (both supplemental non-GAAP financial measures) are impacted by factors such as our cost of financing, the interest rate that our investments bear and our interest rate hedging strategies. Furthermore, the amount of premium or discount paid on purchased investments and the prepayment rates on investments will impact adjusted net interest income as such factors will be amortized over the expected term of such investments.

We provide the following non-GAAP financial measures, in total and by investment category, for the respective period:

•adjusted interest income - calculated by reducing our GAAP interest income by the interest expense recognized on Consolidated SLST CDOs,
•adjusted interest expense - calculated by reducing our GAAP interest expense by the interest expense recognized on Consolidated SLST CDOs and mortgages payable on real estate,
•adjusted net interest income - calculated by subtracting adjusted interest expense from adjusted interest income,
•yield on average interest earning assets - calculated as the quotient of our adjusted interest income and our average interest earning assets,
•average financing cost - calculated as the quotient of our adjusted interest expense and the average outstanding balance of our interest bearing liabilities, excluding Consolidated SLST CDOs and mortgages payable on real estate, and
•net interest spread - calculated as the difference between our yield on average interest earning assets and our average financing costs.

We provide the non-GAAP financial measures listed above because we believe these non-GAAP financial measures provide investors and management with additional detail and enhance their understanding of our interest earning asset yields, in total and by investment category, relative to the cost of our financing and the underlying trends within our portfolio of interest earning assets. In addition to the foregoing, our management team uses these measures to assess, among other things, the performance of our interest earning assets in total and by asset, possible cash flows from our interest earning assets in total and by asset, our ability to finance or borrow against the asset and the terms of such financing and the composition of our portfolio of interest earning assets, including acquisition and disposition determinations. These measures remove the impact of joint venture equity investments and Consolidated SLST that we consolidate in accordance with GAAP by excluding mortgages payable on real estate, as the Company does not directly incur interest expense for these liabilities, and only including the interest income earned by the Consolidated SLST securities that are actually owned by the Company.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

Our calculation of the non-GAAP financial measures presented below may not be comparable to similarly-titled measures of other companies who may use different calculations.
The following tables set forth certain information about our interest earning assets by category and their related adjusted interest income, adjusted interest expense, adjusted net interest income, yield on average interest earning assets, average financing cost and net interest spread for the three and six months ended June 30, 2022 and 2021, respectively (dollar amounts in thousands).
Three Months Ended June 30, 2022

	Single-Family (8)	Multi-Family	Corporate/Other	Total
Adjusted Interest Income (1) (2)	$56,260	$3,258	$2,294	$61,812
Adjusted Interest Expense (1)	(20,264)	(111)	(2,157)	(22,532)
Adjusted Net Interest Income (1)	$35,996	$3,147	$137	$39,280

Average Interest Earning Assets (3)	$3,535,569	$137,333	$21,177	$3,694,079
Average Interest Bearing Liabilities (4)	$2,498,132	$16,591	$145,000	$2,659,723

Yield on Average Interest Earning Assets (1) (5)	6.37%	9.49%	43.33%	6.69%
Average Financing Cost (1) (6)	(3.21)%	(2.65)%	(5.88)%	(3.35)%
Net Interest Spread (1) (7)	3.16%	6.84%	37.45%	3.34%

Three Months Ended June 30, 2021

	Single-Family (8)	Multi-Family	Corporate/Other	Total
Adjusted Interest Income (1) (2)	$37,455	$5,734	$1,846	$45,035
Adjusted Interest Expense (1)	(8,747)	—	(4,383)	(13,130)
Adjusted Net Interest Income (1)	$28,708	$5,734	$(2,537)	$31,905

Average Interest Earning Assets (3)	$2,535,085	$288,889	$30,653	$2,854,627
Average Interest Bearing Liabilities (4)	$1,048,726	—	$254,111	$1,302,837

Yield on Average Interest Earning Assets (1) (5)	5.91%	7.94%	24.09%	6.31%
Average Financing Cost (1) (6)	(3.34)%	—	(6.90)%	(4.03)%
Net Interest Spread (1) (7)	2.57%	7.94%	17.19%	2.28%

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

Six Months Ended June 30, 2022

	Single-Family (8)	Multi-Family	Corporate/Other	Total
Adjusted Interest Income (1) (2)	$103,083	$6,571	$4,681	$114,335
Adjusted Interest Expense (1)	(33,241)	(122)	(4,656)	(38,019)
Adjusted Net Interest Income (1)	$69,842	$6,449	$25	$76,316

Average Interest Earning Assets (3)	$3,231,170	$139,960	$21,840	$3,392,970
Average Interest Bearing Liabilities (4)	$2,133,697	$9,300	$155,387	$2,298,384

Yield on Average Interest Earning Assets (1) (5)	6.38%	9.39%	42.87%	6.74%
Average Financing Cost (1) (6)	(3.10)%	(2.61)%	(5.96)%	(3.29)%
Net Interest Spread (1) (7)	3.28%	6.78%	36.91%	3.45%

Six Months Ended June 30, 2021

	Single-Family (8)	Multi-Family	Corporate/Other	Total
Adjusted Interest Income (1) (2)	$72,715	$11,886	$3,370	$87,971
Adjusted Interest Expense (1)	(17,792)	—	(7,624)	(25,416)
Adjusted Net Interest Income (1)	$54,923	$11,886	$(4,254)	$62,555

Average Interest Earning Assets (3)	$2,519,931	$299,618	$31,152	$2,850,701
Average Interest Bearing Liabilities (4)	$1,025,944	—	$218,556	$1,244,500

Yield on Average Interest Earning Assets (1) (5)	5.77%	7.93%	21.64%	6.17%
Average Financing Cost (1) (6)	(3.47)%	—	(6.98)%	(4.08)%
Net Interest Spread (1) (7)	2.30%	7.93%	14.66%	2.09%

(1)Represents a non-GAAP financial measure.
(2)Includes interest income earned on cash accounts held by the Company.
(3)Average Interest Earning Assets is calculated based on the daily average amortized cost for the respective periods and excludes all Consolidated SLST assets other than those securities owned by the Company.
(4)Average Interest Bearing Liabilities is calculated based on the daily average outstanding balance for the respective periods and excludes Consolidated SLST CDOs and mortgages payable on real estate as the Company does not directly incur interest expense on these liabilities that are consolidated for GAAP purposes.
(5)Yield on Average Interest Earning Assets is calculated by dividing our annualized adjusted interest income relating to our portfolio of interest earning assets by our Average Interest Earning Assets for the respective periods.
(6)Average Financing Cost is calculated by dividing our annualized adjusted interest expense by our Average Interest Bearing Liabilities.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

(7)Net Interest Spread is the difference between our Yield on Average Interest Earning Assets and our Average Financing Cost.
(8)The Company has determined it is the primary beneficiary of Consolidated SLST and has consolidated Consolidated SLST into the Company's condensed consolidated financial statements. Our GAAP interest income includes interest income recognized on the underlying seasoned re-performing and non-performing residential loans held in Consolidated SLST. Our GAAP interest expense includes interest expense recognized on the Consolidated SLST CDOs that permanently finance the residential loans in Consolidated SLST. We calculate adjusted interest income by reducing our GAAP interest income by the interest expense recognized on the Consolidated SLST CDOs and adjusted interest expense by excluding the interest expense recognized on the Consolidated SLST CDOs, thus only including the interest income earned by the SLST securities that are actually owned by the Company in adjusted net interest income.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

A reconciliation of GAAP interest income to adjusted interest income, GAAP interest expense to adjusted interest expense and GAAP total net interest income to adjusted net interest income for the three and six months ended June 30, 2022 and 2021, respectively, is presented below (dollar amounts in thousands):

	Three Months Ended June 30,
	2022				2021
	Single-Family	Multi-Family	Corporate/Other	Total	Single-Family	Multi-Family	Corporate/Other	Total
GAAP interest income	$62,468	$3,258	$2,294	$68,020	$44,606	$5,734	$1,846	$52,186
GAAP interest expense	(26,472)	(13,262)	(2,157)	(41,891)	(15,898)	(430)	(4,383)	(20,711)
GAAP total net interest income	$35,996	$(10,004)	$137	$26,129	$28,708	$5,304	$(2,537)	$31,475

GAAP interest income	$62,468	$3,258	$2,294	$68,020	$44,606	$5,734	$1,846	$52,186
Remove interest expense from:
Consolidated SLST CDOs	(6,208)	—	—	(6,208)	(7,151)	—	—	(7,151)
Adjusted interest income	$56,260	$3,258	$2,294	$61,812	$37,455	$5,734	$1,846	$45,035

GAAP interest expense	$(26,472)	$(13,262)	$(2,157)	$(41,891)	$(15,898)	$(430)	$(4,383)	$(20,711)
Remove interest expense from:
Consolidated SLST CDOs	6,208	—	—	6,208	7,151	—	—	7,151
Mortgages payable on real estate	—	13,151	—	13,151	—	430	—	430
Adjusted interest expense	$(20,264)	$(111)	$(2,157)	$(22,532)	$(8,747)	$—	$(4,383)	$(13,130)

Adjusted net interest income (1)	$35,996	$3,147	$137	$39,280	$28,708	$5,734	$(2,537)	$31,905

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

	Six Months Ended June 30,
	2022				2021
	Single-Family	Multi-Family	Corporate/Other	Total	Single-Family	Multi-Family	Corporate/Other	Total
GAAP interest income	$115,269	$6,571	$4,681	$126,521	$86,969	$11,886	$3,370	$102,225
GAAP interest expense	(45,427)	(20,430)	(4,656)	(70,513)	(32,046)	(740)	(7,624)	(40,410)
GAAP total net interest income	$69,842	$(13,859)	$25	$56,008	$54,923	$11,146	$(4,254)	$61,815

GAAP interest income	$115,269	$6,571	$4,681	$126,521	$86,969	$11,886	$3,370	$102,225
Remove interest expense from:
Consolidated SLST CDOs	(12,186)	—	—	(12,186)	(14,254)	—	—	(14,254)
Adjusted interest income	$103,083	$6,571	$4,681	$114,335	$72,715	$11,886	$3,370	$87,971

GAAP interest expense	$(45,427)	$(20,430)	$(4,656)	$(70,513)	$(32,046)	$(740)	$(7,624)	$(40,410)
Remove interest expense from:
Consolidated SLST CDOs	12,186	—	—	12,186	14,254	—	—	14,254
Mortgages payable on real estate	—	20,308	—	20,308	—	740	—	740
Adjusted interest expense	$(33,241)	$(122)	$(4,656)	$(38,019)	$(17,792)	$—	$(7,624)	$(25,416)

Adjusted net interest income (1)	$69,842	$6,449	$25	$76,316	$54,923	$11,886	$(4,254)	$62,555

(1)Adjusted net interest income is calculated by subtracting adjusted interest expense from adjusted interest income.

2.We continue to consider your response to comment 2.

The Company acknowledges the Staff’s comment.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

Form 10-Q for the quarterly period ended June 30, 2022

Condensed Consolidated Statements of Operations, page 5

3.Given your recent increase in your portfolio of consolidated joint ventures equity investments in multi-family properties, please tell us how you determined your statements of operations presentation is still appropriate.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company views its operations as investing, on a leveraged basis, in primarily mortgage-related residential assets, including joint venture equity investments in multi-family apartment communities. The Company’s objective is to deliver long-term stable distributions to our stockholders over changing economic conditions through a combination of net interest margin or spread and capital gains. As previously disclosed in the Company’s August 18, 2022 response to the Staff’s comment letter, as of June 30, 2022, the Company owned interest earning assets representing 84% of the carrying value of the Company’s total investment portfolio. Accordingly, the Company considers the primary components of its income (loss) from operations to be net interest income, realized and unrealized gains (losses) on investments and income from equity investments.

The majority of the income from real estate and expenses related to real estate reported by the Company are a result of consolidation of certain investments in multi-family variable interest entities for which the Company determined it is primary beneficiary. The Company considered the guidance in Article 10 of Regulation S-X, specifically Rule 10-01(a)(3), with respect to presentation of condensed interim statements of comprehensive income. Rule 10-01(a)(3) indicates that an interim statement of comprehensive income shall include the major captions (i.e., numbered captions) in Regulation S-X. With respect to Rule 5-03(b)(1) and Rule 5-03(b)(2) and with respect to the Condensed Consolidated Statements of Operations presented in the Company’s Form 10-Q for the quarterly period ended June 30, 2022 filed on August 4, 2022 (the “Second Quarter 10-Q”), (1) income from real estate includes both income from rentals and other revenue generated by real estate properties (inclusive of multi-family apartment communities in consolidated variable interest entities and single-family rental properties owned by the Company (collectively, the “Company real estate properties”)) and (2) expenses related to real estate includes expenses applicable to rental income, specifically depreciation expense, amortization of lease intangibles and operating and administrative expenses incurred by Company real estate properties.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

In the Unaudited Notes to Condensed Consolidated Financial Statements included in the Second Quarter 10-Q, the Company presents the components of income from real estate and expenses related to real estate in Note 8, Real Estate, Net. The Company will reconsider the guidance in Rule 5-03(b) of Regulation S-X in its presentation of income from real estate and expenses related to real estate in preparation of its Consolidated Statements of Operations for inclusion in the Company’s Form 10-K for the year ended December 31, 2022. Should the other income generated by real estate properties meet the guidance provided in Rule 5-03(b), the Company will present the following line items within its Consolidated Statements of Operations as components of Non-Interest (Loss) Income and General, Administrative and Operating Expenses, respectively:

For the Years Ended December 31,
	2022	2021	2020
Rental income	XX	XX	XX
Other real estate income	XX	XX	XX
Income from real estate	XX	XX	XX

Interest expense, mortgages payable on real estate (1)	(XX)	(XX)	(XX)
Depreciation and amortization expense	(XX)	(XX)	(XX)
Other real estate expenses	(XX)	(XX)	(XX)
Expenses related to real estate	(XX)	(XX)	(XX)

(1)Interest expense, mortgages payable on real estate will be reclassified from interest expense included in net interest income in prior periods.

Notes to Condensed Consolidated Financial Statements, page 11

4.We note your recent increase in your portfolio of consolidated joint ventures equity investments in multi-family properties. In light of that increase, please tell us if you continue to have only one reportable segment and tell us how you made your determination. Within your response, please refer to ASC 280.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has considered the guidance of ASC 280-10-50-1 with respect to its primarily mortgage-related single-family and multi-family residential assets and concluded that it is appropriate to treat its joint venture equity investments in multi-family properties (the “multi-family joint ventures”) as a component of its one reportable segment which is investing, on a leveraged basis, in primarily mortgage-related residential assets, including joint venture equity investments in multi-family apartment communities.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

ASC 280-10-50-1 states that an operating segment is a component of a public entity that has all of the following characteristics: (a) it engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (c) its discrete financial information is available.

In considering the guidance in ASC 280, utilizing the management approach, the Company has concluded that its chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer and President (“CEO”). The CEO is responsible for allocating the Company’s resources and for assessing its operating performance. The CEO is assisted in these tasks by the Company’s senior management team, however, all investment portfolio strategy decisions rely on the determination of the CEO. The Company does not believe that its multi-family joint ventures represent an operating segment pursuant to ASC 280-10-50-1(b) as the CODM does not separately regularly review the multi-family properties’ operating results to make decisions about resources to be allocated to them or to assess the performance of the Company’s multi-family joint ventures.

The allocation of entity-wide resources, specifically headcount, is determined by the CODM on a consolidated basis by functional area (Asset Acquisitions, Operations, Asset Management, Human Resources, Accounting, etc.). The Company does not have a separate department or individual employees that are dedicated only to the acquisition and management of its multi-family joint ventures. The same resources within Asset Acquisitions, Asset Management and Accounting perform the due diligence, underwriting/structuring, portfolio monitoring, reporting and accounting activities related to the Company’s multi-family mezzanine lending and joint ventures.

The CODM regularly meets with the Company’s Asset Acquisitions and Asset Management departments to discuss the status and performance of the collateral underlying all of the Company’s multi-family investments, regardless of whether they are classified as a loan, an equity investment, a security or are consolidated in the Company’s financial statements in accordance with GAAP.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

With respect to the Company’s multi-family investments, the Company does not seek to be the sole owner or day-to-day manager of the properties. Rather, the Company intends to participate at various levels within the capital structure of the properties, typically as a “capital partner” by lending to or co-investing alongside a project-level sponsor (or “operating partner”) that has already identified an attractive investment opportunity. For the multi-family properties in which the Company invests, the operating partners develop and implement budgets, administer day-to-day capital improvements, work closely with on-site property managers with respect to leasing, maintenance, marketing, accounting and other operations and prepare property reporting. As the capital partner, the Company may seek to enhance its position and protect its loan or equity position with covenants that limit the entity’s activities and grant to the Company the right to control the property upon defaults as defined in relevant loan agreements or in the terms of the Company’s preferred equity or joint venture equity investment agreements. With respect to the multi-family joint ventures, due to the Company’s significant ownership ranging from 80% - 95% and deadlock provisions in the agreements, the Company determined that it is the primary beneficiary of the related variable interest entities and, as a result, consolidated the multi-family properties into its consolidated financial statements in accordance with GAAP. Accordingly, the Company consolidated the assets (including real estate assets held by these entities), liabilities (including the corresponding mortgages payable that finance the real estate assets), income and expenses of these properties in its consolidated financial statements.

Detailed information on the collateral underlying the Company’s multi-family mezzanine lending and joint venture investments such as occupancy rates, effective rent trends, debt service coverage ratios and debt yields is provided to the CODM in one consolidated report. Additionally, CODM reporting is provided based upon the Company’s net investment in the multi-family joint ventures, which is also consistent with reporting provided for the mezzanine lending portfolio. To further illustrate how management views these investments, the Company discusses its net equity investments in the multi-family joint ventures in the Company’s respective Management’s Discussion and Analysis of Financial Condition and Results of Operations sections in its Form 10-K and Form 10-Q and in its supplemental financial presentation that accompanies quarterly earnings announcements and utilizes undepreciated earnings and undepreciated book value per common share (both supplemental non-GAAP financial measures) in evaluating overall Company performance.

The Company also does not consider its investment categories (e.g. single-family or multi-family) to be operating segments pursuant to ASC 280-10-50-1(b) as the CODM does not regularly review the separate operating results of a singular investment category to make decisions about resources or capital to be allocated to it or to assess the performance of the investment category. The CODM reviews the overall investment portfolio of primarily mortgage-related single-family and multi-family residential assets which includes investment securities (such as RMBS and CMBS), mezzanine lending, multi-family joint ventures, equity investments and residential loans and assesses the operating results and performance of the Company as a whole. For the foregoing reasons, the Company believes that it has one operating segment.

Mr. Peter McPhun
Ms. Jennifer Monick
United States Securities and Exchange Commission
September 19, 2022

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 792-0107.

Sincerely,

By:	/s/ Kristine R. Nario-Eng
Kristine R. Nario-Eng
Chief Financial Officer

cc:	Jason T. Serrano, Chief Executive Officer and President
Christopher C. Green, Vinson & Elkins L.L.P.